EXHIBIT 21
AMERICAN GREETINGS CORPORATION
Subsidiaries of the Registrant

Subsidiary	State / Jurisdiction of Incorporation

A.G. (UK), Inc.	Ohio
A.G. Industries, Inc. (d/b/a AGI In-Store)	North Carolina
A.G.C. Investments, Inc.	Delaware
AG Interactive, Inc.	Delaware
AGC Funding Corporation	Delaware
AGC Holdings, LLC	Delaware
AGC, LLC	Delaware
AGCM, Inc.	Ohio
Carlton Cards Limited	Canada
Cloudco, Inc. (d/b/a AG Properties)	Delaware
John Sands (Australia) Ltd.	Delaware
Microcourt Limited	United Kingdom
PhotoWorks, Inc.	Washington
Plus Mark LLC	Ohio
Papyrus-Recycled Greetings, Inc. (f/k/a Recycled Paper Greetings, Inc.)	Illinois
Those Characters From Cleveland, Inc.	Ohio
UK Greetings Limited	United Kingdom